EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2016	2015	2016	2015
Earnings before income taxes	$2,932	$2,744	$5,633	$5,234
Fixed charges	317	190	618	381
Total earnings available for fixed charges	$3,249	$2,934	$6,251	$5,615

Fixed Charges:
Interest expense	$271	$151	$530	$301
Interest component of rental payments	46	39	88	80
Total fixed charges	$317	$190	$618	$381
Ratio of earnings to fixed charges	10.2	15.4	10.1	14.7

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.